Room 4561
								August 8, 2005

Stephen Bennion
Executive Vice President and Chief Financial Officer
Selectica, Inc.
3 West Plumeria Drive
San Jose, CA 95134

Re:	Selectica, Inc.
Form 8-K filed on July 26, 2005
	File No. 0-29637

Dear Mr. Bennion:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that Ernst & Young LLP will resign following the earlier of the completion of services related to the review of your interim financial statements for the quarter ended June 30, 2005 or the filing due date of that quarterly report. Please note that when this relationship is actually terminated an additional Item 4.01 Form 8-K will be required, including an updated letter from the former accountant.
2. Identify the date of the resignation and revise your references to
"the subsequent interim period" to specifically identify the subsequent interim period up to and including the date of resignation.
3.
Revise to provide the disclosures required by Item
304(a)(1)(iv)(B)
and (C) of Regulation S-K.
4. For each material weakness you have identified, tell us:
a) in what period each material weakness occurred,
b) the amount of each accounting error or misapplication of GAAP identified,
c) whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and
d) in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
5. Provide us with any letter or written communication to and from your former accountants and management or the Audit Committee regarding any disagreements or reportable events.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or me at (202) 551-3226 with any questions.

Sincerely,



      Craig D. Wilson
      Senior Assistant Chief Accountant
Stephen Bennion
Selectica, Inc.
August 8, 2005
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